December 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley

Lilyanna Peyser

James Giugliano

Theresa Brillant

Re:	DoorDash, Inc.

Registration Statement on Form S-1

File No. 333-250056

Acceleration Request

Requested Date:	December 7, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DoorDash, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-250056) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 430-1175.

* * * *

Sincerely,

DOORDASH, INC.

/s/ Tony Xu
Tony Xu
Chief Executive Officer

cc:	Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Heidi E. Mayon, Goodwin Procter LLP